300 E. Sonterra Blvd.
Suite 1220
San Antonio, Texas 78258

May 13, 2014

VIA EDGAR

Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: H. Roger Schwall

Re:           Starboard Resources, Inc.
Post-Effective Amendment No. 2 to Registration Statement on Form S-1
Filed April 23, 2014
File No. 333-191139

Dear Mr. Schwall:

          Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Starboard Resources, Inc. (the “Registrant”) hereby requests acceleration of effectiveness and/or a notice of effectiveness of its Post-Effective Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-191139) to 2:00 pm EDT on Wednesday, May 14, 2014 or as soon as possible thereafter.   In connection with the foregoing request for acceleration of effectiveness or notice of effectiveness, the Registrant hereby acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare any filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring a filing effective, does not relieve the Company of its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Very truly yours,
/s/ Michael Pawelek
Michael Pawelek
Chief Executive Officer
Starboard Resources, Inc.